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                                                                     Exhibit 4.2


No. INV-[  ]                                                            $25,000

                                  BIOCORAL INC.


                                 August 1, 1998

           3 Year 8 Percent Convertible Callable Redeemable Debenture
                              Due December 31, 2001

         BioCoral, Inc., a Delaware corporation (the "Corporation"), for value
received, promises to pay to [        ] or registered assigns, the sum of $[ ]
on December 31, 2001, and to pay interest at the rate of 8 percent per annum annually on the last day of December of each year, computed from August 1, 1998 (the "issue date"). Payment of principal and interest shall be made at the offices of the Corporation, either in lawful money of the United States of America or in shares of the Corporation's common stock, at a rate determined in accordance with Section 8 hereof, all at the Corporation's sole option. Payment for a redeemed Debenture shall be mailed to the registered owner or owners hereof at their address last appearing on the books of the Corporation.

         This Debenture is one of a duly authorized issue of the Corporation's debentures in the aggregate amount of at least $1,500,000, and issued in denominations or multiples of $25,000, all of like tenor and maturity, except variations necessary to express the number, principal amount and payee of each Debenture.

1. Equal Rank. All Debentures of this issue rank equally and ratably without priority over one another.

2. Conversion. The holder or holders of this Debenture may at any time prior to the maturity hereof (except that, if the Corporation has called this Debenture for redemption, the right to convert shall terminate at the close of business on the second business day prior to the day fixed as the date for such redemption), convert the principal amount hereof into shares of the Corporation's common stock at the conversion ratio of $3.50 of Debenture principal (and/or accrued but unpaid interest) for one share of the Corporation's common stock. To convert this Debenture, the holder or holders hereof must surrender the same at the office of the Corporation, together with a written instrument of transfer in a form satisfactory to the Corporation, properly completed and executed and with a written notice of conversion.

3. Adjustments to Conversion or Redemption. If the Corporation at any time pays to the holders of its common stock a dividend in common stock, the number of shares of common stock issuable upon the conversion or redemption of this Debenture shall be proportionally increased, effective at the close of business on the record date for determination of the holders of the common stock entitled to the dividend.


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         If the Corporation at any time subdivides or combines in a larger or smaller number of shares its outstanding shares of common stock, then the number of shares of common stock issuable upon the conversion or redemption of this Debenture shall be proportionally increased in the case of a subdivision and decreased in the case of a combination, effective in either case at the close of business on the date that the subdivision or combination becomes effective.

         If the Corporation is recapitalized, consolidated with or merged into any other corporation, or sells or conveys to any other corporation all or substantially all of its property as an entity, provision shall be made as part of the terms of the recapitalization, consolidation, merger, sale, or conveyance so that the holder or holders of this Debenture may receive, in lieu of the common stock otherwise issuable to them upon conversion or redemption hereof, at the same conversion ratio, the same kind and amount of securities or assets as may be distributable upon the recapitalization, consolidation, merger, sale, or conveyance with respect to the common stock.

4. Fractional Shares. In lieu of issuing any fraction of a share upon the conversion or redemption of this Debenture or in payment of any interest thereon, the Corporation shall pay to the holder hereof for any fraction of a share otherwise issuable a rounded-up full share.

5. Redemption/Callability. The Corporation may, at any time, prepay in whole or in part the principal amount, plus accrued interest to the date of prepayment, of all outstanding Debentures of this issue, upon 30 days' written notice by certified or registered mail to the registered owners of all outstanding Debenture. Such payment shall be made either in cash or in shares of the Corporation's common stock determined in accordance with Section 8 hereof, in the Corporation's sole discretion. Such notice shall be mailed to Debenture holders at their addresses last appearing on the Corporation's books.

6. Registered Owner. The Corporation may treat the person or persons whose name or names appear on this Debenture as the absolute owner or owners thereof for the purpose of receiving payment of, or on account of, the principal and interest due on this Debenture and for all other purposes.

7. Release of Shareholders, Officers and Directors. This Debenture is the obligation of the Corporation only, and no recourse shall be had for the payment of any principal or interest hereon against any shareholder, officer or director of the Corporation, either directly or through the Corporation, by virtue of any statute for the enforcement of any assessment or otherwise. The holder or holders of this Debenture, by the acceptance hereof, and as part of the consideration for this Debenture, release all claims and waive all liabilities against the foregoing persons in connection with the Debenture.

8. Conversion Rate. If, at any time, the Corporation shall seek either to pay interest on this Debenture in shares of its common stock as provided in the first pre-numbered paragraph of this Debenture or shall seek to call the principal balance hereof as provided in Section 5, the number of shares of the Corporation's common stock into which such interest or principal (or both) is to be converted shall be obtained by utilizing the average closing sale price of such shares in the over-the-




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counter market for the 20 trading days immediately preceding the date such interest is due or conversion is called, whichever is applicable.

9. Restricted Securities. Neither this Debenture nor any shares issuable upon conversion, redemption or payment of interest hereon, have been registered under the Securities Act or other state securities laws, and are being sold without any such registration in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. As such, there will be substantial restrictions on its and their transferability. Each Debenture holder should consult his/her/its own counsel regarding such transferability.


                                                 BIOCORAL, INC.



                                                 By:

                                                    Nasser Nassiri, Chairman